UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ramaco Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38003	38-4018838
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File No.)	Identification No.)

250 West Main Street, Suite 1900

Lexington, Kentucky 40507

(Address of principal executive offices)

Jeremy R. Sussman

(859) 244-7455

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Form SD.

This report discloses payments made by Ramaco Resources, Inc., including its consolidated subsidiaries, during the fiscal year ended December 31, 2023, to the United States federal government or a foreign government for the purpose of the commercial development of oil, natural gas, or minerals. Payments made to state governments are not included.

Ramaco Resources, Inc. (the “Company” or “we”) is an operator and developer of high-quality, low-cost metallurgical coal in southern West Virginia and southwestern Virginia. We also control mineral deposits near Sheridan, Wyoming as part of the Company’s initiatives regarding the potential recovery of rare earth elements and critical minerals as well as the potential commercialization of coal-to-carbon-based products and materials.

All activities within each state have been treated as a single project for reporting purposes. Pursuant to Item 2.01(b)(1) of Form SD, we are delaying disclosing payment information for exploratory activities and related programs conducted in Wyoming for which commercialization has not yet occurred until our Form SD submitted for the fiscal year ending December 31, 2024, which is the fiscal year immediately following the fiscal year in which the payments were made.

SECTION 3 – Exhibits

Item 3.01 Exhibit

Exhibit Number	Exhibit Description
2.01	Interactive Data File (Form SD for the year ended December 31. 2023 filed in XBRL).
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAMACO RESOURCES, INC.

By:	/s/ Jeremy R. Sussman
Name:	Jeremy R. Sussman
Title:	Chief Financial Officer

Date:September 25, 2024